UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number of issuing entity: 333-157910-06
Harley-Davidson Motorcycle Trust 2011-1
(Exact name of issuing entity as specified in its charter)
Commission file number of depositor: 333-157910
Harley-Davidson Customer Funding Corp.
(Exact name of depositor as specified in its charter)
Harley-Davidson Credit Corp.
(Exact name of sponsor as specified in its charter)
c/o Wilmington Trust Company
1100 North Market Street
Wilmington, Delaware 19890-1605
(302) 636-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Harley-Davidson Motorcycle Trust 2011-1
Class A-1 Motorcycle Contract Backed Notes
Class A-2a Motorcycle Contract Backed Notes
Class A-2b Motorcycle Contract Backed Notes
Class A-3 Motorcycle Contract Backed Notes
Class A-4 Motorcycle Contract Backed Notes
Class B Motorcycle Contract Backed Notes
Class C Motorcycle Contract Backed Notes
(Title of each class of securities covered by this Form)

Not Applicable.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22	☒

Approximate number of holders of record as of the certification or notice date:

Class A-1 Motorcycle Contract Backed Notes:	0
Class A-2a Motorcycle Contract Backed Notes:	0
Class A-2b Motorcycle Contract Backed Notes:	0
Class A-3 Motorcycle Contract Backed Notes:	0
Class A-4 Motorcycle Contract Backed Notes:	0
Class B Motorcycle Contract Backed Notes:	0
Class C Motorcycle Contract Backed Notes:	0

Pursuant to the requirements of the Securities Exchange Act of 1934, Harley-Davidson Motorcycle Trust 2011-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 16, 2015	HARLEY-DAVIDSON MOTORCYCLE TRUST 2011-1

	By:	Harley-Davidson Credit Corp.,
as Servicer

	By:	/s/ James Darrell Thomas
James Darrell Thomas
Vice President, Treasurer and Assistant Secretary